UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                              AEP Industries Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   001031103
                         ----------------------------
                                (CUSIP Number)

               Scott M. Stuart, KKR Associates, Whitehall Associates, L.P.,
                            c/o Kohlberg Kravis Roberts & Co.
                 9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 June 4, 1999
                         ----------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of


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securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








































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                        AMENDMENT NO. 2 TO SCHEDULE 13D

     The Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share, of AEP Industries Inc. (the "Issuer") as previously filed by the Reporting Persons, consisting of KKR Associates, Whitehall Associates, L.P., BW Holdings LLC, Borden Holdings, Inc. and Borden, Inc., is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used without definition have the meaning ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

     On June 3, 1999, Borden, Inc. requested that the Issuer effect the registration under the Securities Act of 2,412,818 shares of Issuer Common Stock (representing all of the Issuer Common Stock beneficially owned by the Reporting Persons). The ultimate decision whether or not to sell some or all of the Issuer Common Stock for which registration has been requested will depend upon the price obtainable for such securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors.

     More generally, the Reporting Persons intend to review on a continuing basis their investment in the Issuer as described in and subject to the limitations set forth in the Schedule 13D.
























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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                     KKR ASSOCIATES

                                     By  /s/ Scott Stuart
                                        ---------------------------
                                        Name:  Scott Stuart
                                        Title: General Partner

                                     WHITEHALL ASSOCIATES, L.P.

                                     By KKR Associates
                                     General Partner

                                     By  /s/ Scott Stuart
                                        ---------------------------
                                        Name:  Scott Stuart
                                        Title: General Partner

                                     BW HOLDINGS LLC

                                     By  Whitehall Associates, L.P., its
                                         managing member

                                     By  Borden Holdings, Inc.
                                         Attorney-in-Fact

                                     By  /s/ Phyllis R. Yeatman
                                        ---------------------------
                                        Name:  Phyllis R. Yeatman
                                        Title: Vice President

                                     BORDEN HOLDINGS, INC.

                                     By  /s/ Phyllis R. Yeatman
                                        ---------------------------
                                        Name:  Phyllis R. Yeatman
                                        Title: Vice President

                                     BORDEN, INC.

                                     By  /s/ Ellen German Berndt
                                        ---------------------------
                                        Name:  Ellen German Berndt
                                        Title: Secretary


DATED:  June 3, 1999

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